SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

1 November 2004

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

[redacted]

04045910

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 29 October 2004 as published in the South China Morning Post in Hong Kong on 1 November 2004 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

dlw 11/5

c.c. J P Morgan
- Ms. Tintin Subagyo

E\tn\cwtc\2004-3Q\ltr.doc3

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY AN ASSOCIATED COMPANY –

CHINA WORLD TRADE CENTER COMPANY LIMITED, THE PEOPLE'S REPUBLIC OF CHINA

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE THIRD QUARTER AND FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2004. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(1) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED ASSOCIATED COMPANY WHICH ANNOUNCES SUCH INFORMATION TO THE PUBLIC IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC") PURSUANT TO THE INFORMATION DISCLOSURE RULE FOR COMPANIES OFFERING SHARES TO THE PUBLIC NO. 13 – SPECIAL REQUIREMENTS FOR THE CONTENTS AND FORMATS OF QUARTERLY REPORT.

SUMMARY

On 29 October 2004, the Board of Directors of **CHINA WORLD TRADE CENTER COMPANY LIMITED** ("CWTC Listco"), a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of China World Trade Center Limited ("CWTC Holdco") (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of 40% in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the third quarter and for the nine months ended 30 September 2004 which will be published in the newspapers in the PRC on 30 October 2004. The unaudited financial statements of CWTC Listco have been prepared in conformity with "Accounting Standards for Business Enterprises" and "Accounting Systems for Business Enterprises" of the PRC. The Profit and Loss Account of CWTC Listco is provided below.

On 29 October 2004, the Board of Directors of **CWTC Listco**, a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of CWTC Holdco (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of 40% in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the third quarter and for the nine months ended 30 September 2004 which will be published in the newspapers in the PRC on 30 October 2004. The Profit and Loss Account of CWTC Listco is provided below:

CHINA WORLD TRADE CENTER COMPANY LIMITED
UNAUDITED PROFIT AND LOSS ACCOUNT FOR THE THIRD QUARTER AND FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2004

	For the nine months ended 30 September			
	2004		2003	
	US$'000	*RMB'000*	*US$'000*	*RMB'000*
Revenue from principal activity	62,134	514,271	57,933	479,517
Less: Cost of sales	(24,393)	(201,896)	(22,662)	(187,576)
Business tax & surcharge	(3,179)	(26,312)	(2,731)	(22,605)
Profit from principal activity	34,562	286,063	32,540	269,336
Add: Profit from other activities	–	–	–	–
Less: Operating expenses	(569)	(4,709)	(448)	(3,708)
Administrative expenses	(4,316)	(35,723)	(4,027)	(33,332)
Add: Financial income	92	761	230	1,904
Operating profit	29,769	246,392	28,295	234,200
Add: Investment gain	607	5,024	66	546
Subsidy	–	–	–	–
Non-Operating income	476	3,940	269	2,227
Less: Non-Operating expenses	(165)	(1,366)	(1)	(6)
Gross Profit	30,687	253,990	28,629	236,967
Less: Income Tax	(9,939)	(82,263)	(9,428)	(78,036)
Minority interests	–	–	–	–
Net Profit	20,748	171,727	19,201	158,931

	For the three months ended 30 September			
	2004		2003	
	US$'000	*RMB'000*	*US$'000*	*RMB'000*
Revenue from principal activity	21,419	177,277	18,938	156,751
Less: Cost of sales	(8,275)	(68,489)	(7,937)	(65,696)
Business tax & surcharge	(1,075)	(8,897)	(839)	(6,945)
Profit from principal activity	12,069	99,891	10,162	84,110
Add: Profit from other activities	–	–	–	–
Less: Operating expenses	(200)	(1,655)	(120)	(993)
Administrative expenses	(1,391)	(11,513)	(1,339)	(11,083)
Add: Financial income	22	182	29	240
Operating profit	10,500	86,905	8,732	72,274
Add: Investment gain/(loss)	225	1,862	(46)	(381)
Subsidy	–	–	–	–
Non-Operating income	419	3,468	118	977
Less: Non-Operating expenses	(18)	(149)	(1)	(6)
Gross Profit	11,126	92,086	8,803	72,864
Less: Income Tax	(3,597)	(29,771)	(2,920)	(24,169)
Minority interests	–	–	–	–
Net Profit	7,529	62,315	5,883	48,695

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS PERTAIN ONLY TO CWTC LISTCO, IN WHICH SA HAS AN EFFECTIVE INTEREST OF 40%, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 40%) IN THE PROFITS OF CWTC LISTCO FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2004 IN ITS FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 29 October 2004

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Cheong (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification purpose only*